兆恒水电股份有限公司
Zhaoheng Hydropower Company

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM
Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Date:        June 23, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Company
Item 4.02 Form 8-K/A
Filed June 12, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K/A furnished on June 12, 2009, which was dated June 16, 2009 and received on June 17, 2009.

We are in the process of preparing our responses to the Commission’s comments. However, we will require additional time to liaise with our auditor and external advisor to prepare our responses.  As such, we hereby respectfully submit to the Commission our request for an extension of the submission date from June 24, 2009 (being five business days from the date of receipt of the Commission’s comments) to June 30, 2009.

Thank you in advance for your favorable consideration and the granting of the extension.

With best regards,

___________________________________
Guosheng Xu
Chief Executive Officer